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SECURITIE! W



11020720

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-66700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___ AND ENDING___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HLM SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S LASALLE STREET, SUITE 1640

(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRANCE HENNESSY   (312) 781-2111

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BrookWeiner L.L.C.

(Name – if individual, state last, first, middle name)

125 S. Wacker Drive STE 1000	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

BROOKWEINER L.L.C.

OATH OR AFFIRMATION

I, _____ TERRANCE HENNESSY _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ HLM SECURITIES, INC. _____ , as of ____ December 31 _____ , 20 _10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
┌─────────────────────────────────┐
│        OFFICIAL SEAL            │
│        MARIE A KUNTU            │
│ NOTARY PUBLIC - STATE OF ILLINOIS│
│ MY COMMISSION EXPIRES:10/23/11  │
└─────────────────────────────────┘
```

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWEINER L.L.C.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
    1) Rule 17a-5(a) [x] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
    4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

  HLM SECURITIES INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

  190 S LASALLE ST. SUITE 1640 [20]

(No. and Street)

Chicago [21]   IL [22]   60603 [23]

(City)   (State)   (Zip Code)

SEC FILE NO.
  8-66700 [14]
FIRM I.D. NO.
  133216 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
  01/01/10 [24]
AND ENDING (MM/DD/YY)
  12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  TERRANCE HENNESSY [30]

(Area Code) — Telephone No.
  (312) 781-2111 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

[32]			[33]
[34]			[35]
[36]			[37]
[38]			[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 28th day of Feb 20 11
Manual signatures of:

1) _____
  Principal Executive Officer or Managing Partner
2) _____
  Principal Financial Officer or Partner
3) _____
  Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

BROOKWEINER L.L.C.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BrookWeiner L.L.C. | 70 |

ADDRESS

| 125 South Wacker Drive | 71 | Chicago | 72 | IL | 73 | 60606 | 74 |
| Number and Street | | City | | State | | Zip Code | |

CHECK ONE

- [■] Certified Public Accountant | 75 |
- [ ] Public Accountant | 76 |
- [ ] Accountant not resident in United States or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

BROOKWEINER L.L.C.

HLM SECURITIES, INC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

(Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934)



BROOKWEINER L.L.C.^{SM}
Certified Public Accountants • Business Consultants

HLM SECURITIES, INC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR DECMBER 31, 2010

TABLE OF CONTENTS

Page

Financial Statements

Independent Auditors' Report	2
Statement of Financial Condition	3
Statement of Computation of Net Capital	5
Statement of Computations of Net Capital Requirement and Aggregate Indebtedness	6
Statement of Income / (Loss)	7
Statement of Changes in Ownership Equity and Statement of Changes In Liabilities Subordinated to Claims of General Creditors	8
Exemptive Provision Under Rule 15c3-3	9
Statement of Cash Flows	10
Notes to Financial Statements	11
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13
Auditors' Report on Internal Control	15

BROOKWEINER L.L.C.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members
HLM Securities, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HLM Securities, Inc. as of December 31, 2010, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HLM Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of computation of net capital and computation of aggregate indebtedness are presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brook Weiner L.L.C.

Chicago, Illinois
February 26, 2011



Member of TIAG, The International Accounting Group

-2-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HLM SECURITES, LLC	**N 3**		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 | 99 |

SEC FILE NO. 8-66700 | 98 |

Consolidated | | 198 |
Unconsolidated | X | 199 |

		Allowable		Non-Allowable		Total	
1.	Cash	$ 8,305	200			$ 8,305	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	1,345	355		600	1,345	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735	0	930
12.	TOTAL ASSETS	$ 9,650	540	$ 0	740	$ 9,650	940

OMIT PENNIES

See Accompanying Notes to the Financial Statements

-3-

SEC 1696 (02-03) 3 of 16

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HLM SECURITIES	as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,500 [1205]	[1385]	1,500 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,500 [1230]	$ [1450]	$ 1,500 [1760]

Ownership Equity

21. Sole Proprietorship	₁₅ $	[1770]
22. Partnership (limited partners) ₁₁ ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	1,000	[1792]
C. Additional paid-in capital	30,770	[1793]
D. Retained earnings	(23,620)	[1794]
E. Total	8,150	[1795]
F. Less capital stock in treasury ₁₆ (		[1796]
24. TOTAL OWNERSHIP EQUITY	$ 8150	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 9,650	[1810]

OMIT PENNIES

See Accompanying Notes to the Financial Statements

-4-

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HLM SECURITIES, INC	as of 12/31/2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ __8,150__ | 3480 |
2. Deduct ownership equity not allowable for Net Capital .... [19] (_____) | 3490 |
3. Total ownership equity qualified for Net Capital .... _____ | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... _____ | 3520 |
   B. Other (deductions) or allowable credits (List) .... _____ | 3525 |
5. Total capital and allowable subordinated liabilities .... $ __8,150__ | 3530 |
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... [17] $ _____ | 3540 |
   B. Secured demand note delinquency .... _____ | 3590 |
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ | 3600 |
   D. Other deductions and/or charges .... _____ | 3610 | (_____) | 3620 |
7. Other additions and/or allowable credits (List) .... _____ | 3630 |
8. Net capital before haircuts on securities positions .... [20] $ __8,150__ | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ | 3660 |
   B. Subordinated securities borrowings .... _____ | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... [18] _____ | 3735 |
      2. Debt securities .... _____ | 3733 |
      3. Options .... _____ | 3730 |
      4. Other securities .... _____ | 3734 |
   D. Undue Concentration .... _____ | 3650 |
   E. Other (List) .... _____ | 3736 | (_____) | 3740 |

10. Net Capital .... $ __8,150__ | 3750 |

[30]

OMIT PENNIES

See Accompanying Notes to the Financial Statements

-5-

BROOKWEINER L.L.C.

BROKER OR DEALER HLM SECURITIES, INC	as of 12/31/2010

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	100	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	3,150	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....²²	$	8,000	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	1,500	3790
17. Add:				
A. Drafts for immediate credit ....²¹ $ _____ 3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$ _____ 3810				
C. Other unrecorded amounts (List) ....$ _____ 3820	$			3830
18. Total aggregate indebtedness		$	1,500	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		%	18.4	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ....²³	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Accompanying Notes to the Financial Statements

SEC 1696 (02-03) 9 of 16

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER HLM SECURITIES, INC

01/01/10

For the period (MMDDYY) from₂₄ [3932] to 12/31/10 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... ₂₅ _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 44,547 [3995]
9. Total revenue .... $ 44,547 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 16,220 [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 8,048 [4195]
15. Other expenses .... 23,200 [4100]
16. Total expenses .... $ 47,468 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ _____ [4210]
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ -2,921 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 719 [4211]

See Accompanying Notes to the Financial Statements

-7-

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HLM SECURITIES, INC

For the period (MMDDYY) from 01/01/10 to 12/31/2010

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 11,071 [4240]
   A. Net income (loss) .... -2,921 [4250]
   B. Additions (Includes non-conforming capital of .... 29 $ [4262]) [4260]
   C. Deductions (Includes non-conforming capital of .... $ [4272]) [4270]

2. Balance, end of period (From item 1800) .... $ 8,150 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... 30 $ -0- [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ -0- [4330]

OMIT PENNIES

See Accompanying Notes to the Financial Statements

-8-

BROOKWEINER L.L.C.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HLM SECURITIES, LLC	as of 12/31/2010

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained.. | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 VARIOUS INSURANCE COMPANIES | 4335 | X | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645

Total $ 36 | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

See Accompanying Notes to the Financial Statements

-9-

BROOKWEINER L.L.C.

HLM SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES

Net loss resulting from operations	$	(2,921)
Adjustments to reconcile net loss from operations		
to net cash used in operating activities		
Changes in operating assets and liabilities		
Decrease in accounts receivable		1,579
Decrease in other assets		13,000
Increase in accrued expenses		1,500
Decrease in accounts payable		(7,310)
Net cash provided by operating activities:		5,848
NET INCREASE IN CASH		5,848
CASH AT BEGINNING OF PERIOD		2,457
CASH AT END OF PERIOD	$	8,305

BROOKWEINER L.L.C.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

HLM Securities Inc. is a fully disclosed registered broker and dealer. As a securities broker and dealer, the Company is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. Revenues are generated from commissions that are received from the sponsors of these various products. Current product sponsors are life insurance companies and a broker dealer located in the United States.

Basis of Accounting

The Company prepares its financial statements in the form prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only so there has been no accrual of income taxes.

Effective January 1, 2009, HLM Securities, Inc. adopted the provisions of FASB ASC 740, *Income Tax*, which clarifies the accounting for uncertainty in income taxes. In accordance with these provisions, a tax position is recognized as a benefit only if it is more than 50% likely that the tax position would be upheld in a tax examination. No tax benefit is recorded for tax positions that are 50% or less likely to be upheld in a tax examination. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits as interest and income tax expense, respectively. For the period ending December 31, 2010, the Company had no amounts accrued for interest or penalties.

The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next twelve months.

The Company files tax returns in the U.S federal jurisdiction. The Company is longer subject to U.S federal tax examinations by tax authorities for years before 2007.

BROOKWEINER L.L.C.

Subsequent Events

Management has evaluated subsequent events through February 26, 2011, the date which the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a minimum net capital of $5,000. Net capital of the Company at December 31, 2010 was $8,150. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

NOTE C – REVENUE CONCENTRATION

The Company's revenues resulted from only three Insurance companies. Income from two of these companies accounted for over 98% of gross revenues in 2010.

NOTE D – REVENUE CONCENTRATION

Terrance and Joseph Hennessy own 60% of HLM Securities, Inc. They are also 100% owners of Resources Planning Group (RPG). RPG shares space with HLM Securities, Inc. for which it was reimbursed $13,000 in 2010 towards prior years rent. Terrance performs business operations for both the companies as a result he was paid a commission of $16,165, of which $10,438 was reimbursed from RPG in the current year.

NOTE E – CONTINGENCIES

In connection with being a broker/dealer, the Company has certain regulatory obligations to maintain. The Company received correspondence from FINRA regarding the failure to file timely the December 31, 2007 audit report, the failure to file timely the September 30, 2008 FOCUS report, and failure to amend timely the Schedule A of the Firm's Form BD to reflect the change in shareholder status. FINRA is conducting a FINOP special investigation. During the investigation, the Company filed its March 31, 2009 FOCUS report untimely, and was notified by FINRA on this matter. The investigation is ongoing, and there is a potential for disciplinary action. The amount of potential fines is not determinable at this time.

NOTE F – CREDIT RISK

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties in fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

BROOKWEINER L.L.C.

BROOKWEINER L.L.C.^{SM}

Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Members of the firm:
Rosanne B. Andersen
Sherwin A. Brook
Gordon M. Johnson
Elwood Kreger
Howard Leon
Charles J. Natarelli
Donald E. Rattner
Allen D. Sered
David Weinberg
Sheldon Weiner

Robert J. Krawitz
(1942-2002)
Richard A. Sandlow
(1929-2000)

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors and Members
HLM Securities, Inc.

In planning and performing our audit of the financial statements of HLM Securities, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Member of TIAG, The International Accounting Group **TIAG**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties and related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2011

BROOKWEINER L.L.C.



BROOKWEINER L.L.C.ˢᴹ

Certified Public Accountants • Business Consultants

125 South Wacker Drive • 10th Floor • Chicago, Illinois 60606-4433
E-mail: bwmail@brookweiner.com • Web: www.brookweiner.com
312/629-0900 • Fax 312/629-0901

Members of the firm:
Rosanne B. Andersen
Sherwin A. Brook
Gordon M. Johnson
Elwood Kreger
Howard Leon
Charles J. Natarelli
Donald E. Rattner
Allen D. Sered
David Weinberg
Sheldon Weiner

Robert J. Krawitz
(1942-2002)
Richard A. Sandlow
(1929-2000)

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Members
HLM Securities, Inc.

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of HLM Securities, Inc. as of December 31, 2010 and for the year then ended, and have issued our report thereon dated May 20, 2010.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Company's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did become aware of the material weakness related to the lack of segregation of duties and related control over the selection and application of

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accounting principles in conformity with GAAP. Based on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 26, 2011 on such financial statements.

February 26, 2011

BROOKWEINER L.L.C.